Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Obalon Therapeutics, Inc.:

We consent to the use of our report incorporated by reference herein. Our report dated February 27, 2020 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net capital deficiency which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. Our report also refers to the adoption of the Accounting Standards Update No. 2016-02, Leases (Topic 842), as amended.

/s/ KPMG LLP

San Diego, California

February 3, 2021